505 Montgomery Street, Suite 2000 San Francisco, California 94111-6538 Tel: +1.415.391.0600 Fax: +1.415.395.8095 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
	Chicago	Orange County
December 1, 2010	Doha	Paris
	Dubai	Riyadh
	Frankfurt	Rome
	Hamburg	San Diego
VIA EDGAR	Hong Kong	San Francisco
	Houston	Shanghai
Tom Kluck, Branch Chief	London	Silicon Valley
Division of Corporation Finance	Los Angeles	Singapore
Securities and Exchange Commission	Madrid	Tokyo
100 F. Street, NE	Milan	Washington, D.C.
Washington, D.C. 20549-3010

Re:	Digital Realty Trust, Inc.
Digital Realty Trust, L.P.
Registration Statement on Form S-4
File Nos. 333-169752 and 333-169752-01

Dear Mr. Kluck:

On behalf of Digital Realty Trust, Inc. (the “General Partner”) and Digital Realty Trust, L.P. (the “Operating Partnership”, and together with the General Partner, the “Company”), enclosed herewith is Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (the “Registration Statement”), as filed with the Securities and Exchange Commission on December 1, 2010. The Company has amended the Registration Statement in response to comments contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission, dated November 2, 2010 (the “Comment Letter”). The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

For ease of review, we have set forth the numbered comments of the Comment Letter and the Company’s responses thereto.

General

1.	Please file a tax opinion in regards to your status as a REIT and describe the tax consequences in the prospectus. See Item 601(b)(8) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed on the date hereof as Exhibit 8.1 to the Amendment a tax opinion in regards to the General Partner’s status as a REIT. The Company has also, in the Amendment, revised the Registration Statement to describe the tax consequences of the General Partner’s status as a REIT.

*    *    *    *

December 1, 2010

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 646-8307 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson

Keith Benson of LATHAM & WATKINS LLP

Enclosures

cc:	Sandra B. Hunter, United States Securities and Exchange Commission
Joshua A. Mills, Digital Realty Trust, Inc.
Julian T.H. Kleindorfer, Latham & Watkins LLP